EXHIBIT 21.1

SUBSIDIARIES OF REGISTRANT

Significant Subsidiaries

Company	Jurisdiction of Incorporation	Percentage of Voting Securities Owned by Registrant	Number of US Subsidiaries	Number of Non-US Subsidiaries

Omnicom Capital Inc	Connecticut	100%	0	0
Omnicom Finance Inc	Delaware	100%	0	0
Omnicom Europe Limited	United Kingdom	100%	3	387
Omnicom Holdings Inc	Delaware	100%	3	0
BBDO Worldwide Inc	New York	100%	16	367
DDB Worldwide Communications Group, Inc	New York	100%	14	231
TBWA Worldwide Inc	New York	100%	21	223
DAS Holdings Inc	Delaware	100%	49	10
Omnicom Media Group Holdings Inc	Delaware	100%	8	14
Fleishman-Hillard Inc	Delaware	100%	13	11
Ketchum Inc	Delaware	100%	2	3
InterOne Marketing Group, Inc	Michigan	100%	1	2
Bernard Hodes Group, Inc	Delaware	100%	0	0
Rapp Partnership Holdings Inc	Delaware	100%	6	0
Cline, Davis & Mann, Inc	New York	100%	1	1
Zimmerman and Partners Advertising	Delaware	100%	8	0